February 8, 2019

David Platt
Chairman
BIOXYTRAN, INC
233 Needham Street
Suite 300
Newton, MA 02464

       Re: BIOXYTRAN, INC
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 1, 2019
           File No. 333-228602

Dear Dr. Platt:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 26, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Company Overview, page 1

1. We note your response to comment 3. On pages 2, 38 and 50, you state that "[a]t
       $2,350,000, [you] can repay the Auctus Note . . . but funding at that level will delay the development of [your] technology and business." This statement appears to be inconsistent with your statements on pages 2, 5, 38, 50, 51 and 86 that if you raise
       $2,350,000 in this offering you will be able to repay the Auctus Note and fund your planned operations over the next 15 months, presumably without the aforementioned delay. Please revise for clarity and consistency.
 David Platt
FirstName LastNameDavid Platt
BIOXYTRAN, INC
Comapany NameBIOXYTRAN, INC
February 8, 2019
February 8, 2019 Page 2
Page 2
FirstName LastName
Use of Proceeds, page 25

2. We note your response to comment 11. Please disclose how you intend to allocate the proceeds for each purpose assuming different amounts of proceeds raised. In this regard, we note that you have disclosed how you would use the proceeds if you raise $2,350,000.
         In addition, please disclose an estimate of how far in the development of your product candidates you expect to reach with the allocated proceeds. Description of Business
Business Developments, page 32

3. We note your response to comment 16. On page 34 you state that you expect to file an
         IND application with the FDA for the treatment of adults in early stages of stroke and that your drug candidate is being developed for the management of patients with cardiovascular ischemia or hypoxia of the brain. However, you also state that you plan to conduct pilot trials of BXT-25 to assess the potential of several ischemia indications including wound healing and brain injury before committing funding for advanced trials and that the trials will help you to select a lead indication. Please revise your disclosure throughout your prospectus to clarify when you intend to begin pre-clinical trials of BXT-
         25 and BXT-252 and which indications you intend to include in the IND or INDs that plan to you submit to the FDA in 2020 for BXT-25 and/or BXT-252. If you have not yet selected an indication or indications for your planned IND or INDs, please clearly disclose this.
Director and Executive Compensation, page 39

4. Please update your executive compensation disclosure to reflect your most recently completed fiscal year.
Plan of Distribution
Terms of the Offering, page 44

5. Your disclosure on page 44 that the offering will continue for a period not to exceed 180 days is inconsistent with your disclosure on page 3 that the offering will terminate 12 months from the date the registration statement is effective unless otherwise terminated early by the company. Similarly, your disclosure on page 94 that "[ypu] agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholder without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect" is inconsistent with your disclosure on page 49 that the offering "will terminate 12 months from the effective date of this registration statement unless terminated earlier by the Company." Please revise for consistency. David Platt
BIOXYTRAN, INC
February 8, 2019
Page 3
Exhibits and Financial Statement Schedules
Exhibit 5.1, page II-3

6. Please have counsel revise its opinion to opine upon all of the shares offered by the selling shareholders. In this regard, we note that the opinion refers to 3,285,821 Selling
         Shareholders Shares. However, it appears that the selling shareholders are offering
         3,494,154 shares of common stock.
       You may contact Rolf Sundwall at 202-551-3105 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameDavid Platt                                  Sincerely,
Comapany NameBIOXYTRAN, INC
                                                               Division of
Corporation Finance
February 8, 2019 Page 3                                        Office of
Healthcare & Insurance
FirstName LastName